Free Writing Prospectus

Filed pursuant to Rule 433

December 9, 2019

Registration Statement No. 333-232138

FINAL TERM SHEET

Dated December 9, 2019

$800,000,000

Quest Diagnostics Incorporated

$800,000,000 2.950% Senior Notes due 2030

Issuer:	Quest Diagnostics Incorporated
Trade Date:	December 9, 2019
Original Issue Date (Settlement):	December 16, 2019 (T+5)
Interest Accrual Date:	December 16, 2019
Ratings:*	Moody’s: Baa2; S&P: BBB+; Fitch: BBB
Principal Amount:	$800,000,000
Maturity Date:	June 30, 2030
Issue Price (Price to Public):	99.738%
Yield:	2.979%
Interest Rate:	2.950% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each June 30 and December 30, commencing June 30, 2020
Treasury Benchmark:	1.750% due November 15, 2029
Spread to Benchmark:	T+115 bps
Benchmark Yield:	1.829%
Optional Redemption:

Prior to March 30, 2030 (three months prior to their maturity date) (the “par call date”), the Notes will be redeemable, as a whole or in part, at the option of the Issuer, on at least 15 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes, at a redemption price equal to the greater of:

• 100% of principal amount of the Notes to be redeemed, and

• the sum of the present values of the remaining scheduled payments through the par call date discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 20 basis points, plus accrued interest to, but excluding, the date of redemption which has not been paid.

On or after the par call date, the Notes will be redeemable, as a whole at any time or in part from time to time, at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued interest to, but excluding, the date of redemption which has not been paid.

CUSIP:	74834L BB5
ISIN:	US74834LBB53
Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC
Co-Managers:	Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC BofA Securities, Inc. KeyBanc Capital Markets Inc.
Conflicts of Interest:	The Issuer intends to use the net proceeds of the offering to repay at maturity or redeem its 4.75% Senior Notes due 2020 and 2.50% Senior Notes due 2020 pursuant to the applicable provisions of the indenture governing these notes. Certain of the underwriters (or their affiliates) may hold and would receive a portion of the proceeds from this offering if such notes were to be redeemed. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds of this offering by reason of the redemption, such underwriters would be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering will be conducted in accordance with Rule 5121. No underwriter with a “conflict of interest” under Rule 5121 will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

The issuer expects that delivery of the notes will be made on or about the Original Issue Date (Settlement), which is five business days following the pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; and Wells Fargo Securities, LLC toll free at 1-800-645-3751.